UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June 2022

Commission File Number: 001-38866

Tufin Software Technologies Ltd.
(Translation of registrant’s name into English)

Tufin Software Technologies Ltd.
5 HaShalom Road, ToHa Tower
Tel Aviv 6789205, Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

 EXPLANATORY NOTE

Tufin Software Technologies Ltd. (the “Company”) previously announced a merger on April 6, 2022 involving subsidiaries of Turn/River Capital Management LP (“Turn/River”), whereby the Company will be acquired by Turn/River, a software-focused investment firm, in an all-cash transaction valued at approximately $570 million (the “merger”).

The Company hereby announces that, as of June 23, 2022, the (1) German Ministry of Economic Affairs and Climate Action has cleared the merger under the foreign investment law of Germany by issuing a certificate of non-objection and (2) French Ministry of Economy, Finance and Industrial and Digital Sovereignty has confirmed that the merger is out of the scope of review of French foreign investment law. The Company and Turn/River currently expect the closing of the merger to occur in the third quarter of 2022. The closing of the merger is subject to the satisfaction of certain additional customary closing conditions, including, among others, the lapse of 30 days following the approval of the merger which occurred at the special general meeting of shareholders of the Company held on June 7, 2022 and receipt of approvals, clearances or expirations of waiting periods under the foreign investment law of Romania. These closing conditions are described in the merger agreement furnished to the SEC on a Report of Foreign Private Issuer on Form 6-K on April 6, 2022. Except as required by law, the Company undertakes no obligation to publicly announce any updates with respect to the satisfaction of the remaining closing conditions.

The contents of this Form 6-K are hereby incorporated by reference into the Company’s registration statements on Form F-3 (File No. 333-239715) and Form S-8 (File Nos. 333-231985, 333-237291, 333-253994 and 333-264612).

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Information provided in this Report of Foreign Private Issuer on Form 6-K contains forward-looking statements, within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act that involve risks and uncertainties. Forward-looking statements include, but are not limited to: statements about the expected timing of the merger, the satisfaction or waiver of any conditions to the proposed merger, and about the Company’s business and future prospects. In this context, forward-looking statements often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “could,” “seek,” “see,” “will,” “may,” “would,” “might,” “potentially,” “estimate,” “continue,” “expect,” “target” and similar expressions or the negatives of these words or other comparable terminology that convey uncertainty of future events or outcomes. Forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those expressed or implied by the forward-looking statements contained herein, including, but not limited to: (i) risks related to the expected timing and likelihood of completion of the pending merger, including the risk that the merger may not close due to one or more closing conditions to the transaction not being satisfied or waived; (ii) the occurrence of any event, change or other circumstances that could give rise to the termination of the applicable transaction agreements; (iii) the risk that there may be a material adverse change with respect to the financial position, performance, operations or prospects of the Company or Turn/River; (iv) the risk that any announcements relating to the proposed merger could have adverse effects on the market price of the Company’s common stock; (v) the risk that the proposed merger and its announcement could have an adverse effect on the ability of the Company to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and business generally; and (vi) other risks that may imperil the consummation of the merger, which may result in the merger not being consummated within the expected time period or at all. These forward-looking statements speak only as of the date on which such statements are made and the Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise. For additional information about other risks to which the Company is subject, please see the Company’s filings or furnishings, as applicable, with the SEC, including its most recent annual report on Form 20-F and subsequent Reports of Foreign Private Issuer on Form 6-K.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TUFIN SOFTWARE TECHNOLOGIES LTD.

Date: June 23, 2022	By:	/s/ Reuven Kitov
Reuven Kitov
CEO & Chairman of the Board of Directors

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